Exhibit 99.1

Belite Bio Announces Registered Direct Offering of $15 Million

SAN DIEGO, CA, February 5, 2025 (GLOBE NEWSWIRE) / -- Belite Bio, Inc ("BLTE" or the "Company") (Nasdaq: BLTE), a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that it has entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 American Depositary Shares (“ADSs”) and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering, equivalent to today’s closing price. The offering is expected to result in gross proceeds of approximately $15 million, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15 million from the exercise of five-year warrants issued in the offering. The closing of the offering is expected to occur on or about February 7, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

Titan Partners Group, a division of American Capital Partners, is acting as the sole placement agent for the offering.

This offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-284521) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on January 27, 2025. The offering is made only by means of a prospectus supplement, which will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Belite Bio

Belite Bio, Inc is a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases with significant unmet medical needs, such as Stargardt disease and Geographic Atrophy in advanced dry age-related macular degeneration, in addition to specific metabolic diseases.

Forward-Looking Statements

This press release contains forward-looking statements, including statements about future expectations, plans and prospects, as well as any statements regarding matters that are not historical facts, and any other statements containing the words “expect”, “will”, “believe”, “target”, and other similar expressions. No assurance can be given that the offering will be completed on the terms described. Completion of the offering and the terms thereof are subject to numerous factors, many of which are beyond the control of BLTE, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus supplement and accompanying prospectus included in the registration statement. Actual results may also differ materially from those indicated in the forward-looking statements as a result of various important factors related to BLTE’s business, including but not limited to BLTE’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of BLTE’s drug candidates; the potential efficacy of Tinlarebant, as well as those risks more fully discussed in the “Risk Factors” section in BLTE’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to BLTE, and BLTE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:

Jennifer Wu / ir@belitebio.com

Julie Fallon / belite@argotpartners.com